Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Investing Your Bonus in 2022: 4 Investment Ideas to Put Your Earnings to Work



After two years of weathering the various economic pitfalls of the COVID-19 pandemic, many will be heading into 2022 with the shared resolution of focusing on and ultimately improving their financial wellbeing.

One specific approach that many investors will take this year is to invest their year-end bonus. Rather than facilitating the immediate gratification of a frivolous purchase, supplementary income can serve as leverage for investors looking to start the new year on the right foot. For those looking for inspiration on this front, here are four ideas for turning your bonus into an investment in your financial future:

Pay Down Debt

Debt can be incredibly overwhelming, if not downright debilitating, and unfortunately after a record-breaking reduction at the onset of the pandemic, credit card debt is once again rising at an uncomfortable rate. But beyond being a continuous source of anxiety, rema[illegible] in a

significant amount debt also frequently prevents consumers from taking advantage of emerging investment opportunities.

If you find yourself in such a situation, it might be wise to allocate a portion of your bonus to paying off your debt, or at least to making your outstanding balance more manageable. In addition to being a responsible use of supplemental income, paying down debt wherever possible at the beginning of this year will put you in a better position to make smart investments throughout 2022, and to get something of a head-start on achieving financial freedom.

Maximize Tax-Advantaged Retirement Accounts

As access to information and opportunities increases alongside advancements in technology, consumers are beginning to realize the potential downsides to traditional savings accounts, primarily that they often fail to generate any meaningful returns when compared with other investments. The truth is that if you aren't concerned about liquidity in the short term, and are more interested in seeing your savings grow over time, many tax-advantaged retirement accounts will be the better option.

Why? Beyond getting closer to achieving your long term savings goals, you'll also save money each tax year on deductible contributions. Luckily, there is no shortage of great tax-advantaged retirement options, from 401(k)s to Individual Retirement Accounts (IRAs). If you're not already enrolled in a retirement program, leveraging your bonus to get started with a sizable deposit could be a great move. And if you already have a retirement account, it might be time to increase your contribution to maximize annual tax deductions.

Invest in Your Professional Development

Advancements in technology over the years have made it significantly easier to better ourselves through increasingly innovative professional development courses. This can be an excellent option for investing your year-end bonus. After all, who could be better to invest in than yourself?

Whether you're interested in learning the principles of executive leadership, human resources, or want to acquire a high-demand skill such as coding, a little research will lead you to a thriving market of worthwhile professional development programs. The potential benefits here could be lucrative future employment opportunities, the utilization of new sets such as savvier investing, or the one-of-a-kind sense of fulfillment that comes from actualizing observable personal growth.

Invest Beyond the Stock Market

As alternative investments become more accessible to non-accredited investors—thanks again in large part to technology and rise of online platforms like Yieldstreet—invent opportunities have never been so diverse. Moreover, the fact that private market investments have a tendency to outperform the traditional stock market is becoming less and less of a secret, meaning that consumers and retail investors are in a position to take advantage of projects that had previously been exclusive to the top 1%.

If you wanted to add more diversification to your portfolio through one single investment, for example, that invests across a wide range of alternative asset classes from real estate to art, you could do that easily through a vehicle like Yieldstreet's Prism Fund[1]. Or if you're curious about dipping your toes into the cryptocurrency market, the emergence of centralized coin exchanges has made that process far less complicated and intimidating. In any case, investing your year-end bonus could be a smart way to introduce yourself to the increasingly dynamic world of alternatives, and to do so at your own pace.

[1] *The Yieldstreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.*

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

Published: 01/18/2022

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